SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 May, 2016

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Total Voting Rights dated 03 May 2016
Exhibit 1.2	Director/PDMR Shareholding dated 10 May 2016
Exhibit 1.3	Total Voting Rights dated 31 May 2016

Exhibit 1.1

BP p.l.c.
Total voting rights and share capital

As at 29 April 2016, the issued share capital of BP p.l.c. comprised 18,645,769,613 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,617,364,076. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,650,852,113. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

Exhibit 1.2

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 May 2016 that the following Director and senior executive (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £3.515 per share through participation in the BP ShareMatch UK Plan on 10 May 2016:-

Director

Dr B. Gilvary                90 shares

Other Persons Discharging Managerial Responsibilities

Mr B. Looney               88 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.3

BP p.l.c.
Total voting rights and share capital

As at 31 May 2016, the issued share capital of BP p.l.c. comprised 18,646,586,876 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,616,546,813. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,651,669,376. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)
Dated: 09 June 2016
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Company Secretary